SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

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COLE NATIONAL CORPORATION

(Name of Registrant as Specified In Its Charter)

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TABLE OF CONTENTS

COLE NATIONAL CORPORATION
5915 LANDERBROOK DRIVE
MAYFIELD HEIGHTS, OHIO 44124

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NOTICE OF ANNUAL MEETING

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The annual meeting of the stockholders of Cole National Corporation will be held at 10:00 a.m. on June 13, 2002, at 5915 Landerbrook Drive, Suite 110, Mayfield Heights, Ohio. The principal business of the meeting will be to elect eight directors and to transact any other business that may properly come before the meeting.

Only stockholders of record on April 19, 2002 will be entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements of the meeting. If you own shares through a nominee and you want to have your vote counted, you must instruct your nominee to vote.

By Order of the Board of Directors

/s/ Leslie D. Dunn

LESLIE D. DUNN
Secretary

May 3, 2002

YOUR VOTE IS IMPORTANT

Please promptly complete, sign, date and mail the enclosed form of proxy whether or not you plan to be present at the annual meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Returning a signed proxy will not prevent you from attending the meeting and voting in person, if you wish to do so.

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Also enclosed is a copy of our Annual Report for the fiscal year ended February 2, 2002. The Annual Report contains financial and other information about Cole National. However, the Annual Report is not incorporated into the proxy statement and is not a part of the proxy soliciting material.

COLE NATIONAL CORPORATION

5915 Landerbrook Drive
Mayfield Heights, Ohio 44124

PROXY STATEMENT FOR COLE NATIONAL CORPORATION
ANNUAL MEETING OF STOCKHOLDERS

Your Board of Directors is furnishing this proxy statement to you in connection with our solicitation of proxies for use at the annual meeting of the stockholders of Cole National Corporation to be held on June 13, 2002. This proxy statement and the related form of proxy was first mailed to stockholders on approximately May 3, 2002.

If you sign and return the enclosed proxy card, your shares will be voted as indicated on the card. Without affecting any vote previously taken, you may revoke your proxy by delivering to us a new, later dated proxy for the same shares. You may also revoke your proxy by giving us written notice before the meeting, or by voting in person at the meeting. Your presence at the meeting will not by itself revoke your proxy appointment.

At the close of business on April 19, 2002, the record date for the determination of those stockholders who are entitled to notice of, and to vote at, the annual meeting, there were 16,009,403 shares of Cole National's common stock outstanding. Each share of our common stock is entitled to one vote on each matter brought before the meeting.

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, our directors, officers and employees may solicit proxies through personal interviews, telephone, facsimile or telegram. Directors, officers and employees will not be paid for their solicitation efforts, except for reimbursement of any out-of-pocket expenses. We have also engaged Morrow & Co. to assist in the distribution and solicitation of proxies for an estimated fee of $6,500. We have made arrangements with brokerage houses and other custodians, nominees and fiduciaries to distribute solicitation material to the beneficial owners of the common stock held of record by those persons. We will reimburse those brokerage houses, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

For us to take action at the annual meeting, the holders of a majority of our common stock must be present in person at the annual meeting or represented by proxy. The nominees for election as directors who receive the greatest number of votes will be elected directors. **You are urged to mail your signed and dated proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting. If you hold shares in nominee name through brokers, we urge you to instruct your nominees to vote "FOR" our director nominees.** To ensure that your broker receives your instructions, we suggest that you send your instructions to your broker by fax, overnight delivery service, or by certified mail, return receipt requested. You should also call your broker to make sure your instructions were received.

If you receive multiple copies of our Annual Report, you may call our Stockholder Services department at 440/449-4100 to request that one copy be sent to you for all of your accounts. Stockholders owning shares beneficially may give permission to their nominees to request the discontinuance of multiple mailings. You may resume mailing of an Annual Report to an account by calling our Stockholder Services department.

ELECTION OF DIRECTORS

Votes will be cast according to the authority granted by the enclosed proxy for the election of the eight nominees listed below. Each elected director's term of office is one year, or until a successor is elected. All of the nominees listed below currently serve as directors of Cole National and of Cole National Group, a wholly owned subsidiary of Cole National. If, in the judgment of the proxy holders, an unexpected occurrence makes it necessary to substitute some other person for any of the nominees, shares will be voted for the other person that the proxy holders select.

Name	Age	Position
Jeffrey A. Cole	60	Chairman, Chief Executive Officer and Director
Larry Pollock	54	President, Chief Operating Officer and Director
Timothy F. Finley	58	Director
Irwin N. Gold	45	Director
Melchert F. Groot	42	Director
Peter V. Handal	59	Director
Charles A. Ratner	60	Director
Walter J. Salmon	71	Director

Mr. Cole has been a director of Cole National or its predecessor since 1969. He has been Chairman since 1992, Chief Executive Officer since 1984 and served as Chief Financial Officer from 1991 until 1999. He is also a director of Hartmarx Corporation and Pearle Europe B.V.

Mr. Pollock became a director and President and Chief Operating Officer of Cole National in January 2000. Prior to joining Cole National, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a housewares retailer, from September 1998 to June 1999. Mr. Pollock joined HomePlace, Inc. in January 1997 as Executive Vice President and Chief Operating Officer. HomePlace, Inc. filed a voluntary petition in bankruptcy in January 1998. From 1994 to 1996, Mr. Pollock served as President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. Mr. Pollock is also a partner of Independent Group L.P., a privately held radio broadcasting company based in Cleveland, Ohio. Mr. Pollock is a director of Borders Group, Inc.

Mr. Finley has been a director of Cole National since 1992. In 1999, Mr. Finley retired as Chairman and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, a position which he had held since 1990.

Mr. Gold has been a director of Cole National since 1992. Mr. Gold is a Senior Managing Director of Houlihan Lokey Howard & Zukin, a specialty investment banking firm, where he has been employed since 1988. Mr. Gold is a director of Houlihan Lokey Howard & Zukin and Nexiq Technologies, Inc.

Mr. Groot became a director of Cole National on June 19, 2001 pursuant to an agreement entered into with HAL International N.V. described in this proxy statement under the heading "Certain Transactions." Since November 2001, Mr. Groot has served as the Chief Executive Officer of Pearle Europe B.V., an optical retailer. Cole National owns approximately 21% of the common stock of Pearle Europe. From May 1992 until 2001, Mr. Groot served as a director of HAL Investments B.V., an investment company.

Mr. Handal has been a director of Cole National since 1992. Currently, Mr. Handal serves as President and Chief Executive Officer of Dale Carnegie Training & Associates, Inc., a provider of corporate business seminars and training courses; President of COWI International Group, a consulting company; President of J4P Associates, a real estate firm; and President of Fillmore Leasing Company. Previously, Mr. Handal served as the President of Victor B. Handal and Bro., Inc., an apparel manufacturer and distributor. He is also a director of Dale Carnegie Training & Associates, Inc.; Factory 2U Stores, Inc.; and W. Kruk Company of Poland, a specialty gift company.

Mr. Ratner has been a director of Cole National since March 1995. Since 1993, Mr. Ratner has served as President and, since 1995, Chief Executive Officer of Forest City Enterprises, Inc., a national real estate development and management company. He is also a director of Forest City Enterprises, Inc. and American Greetings Corporation.

Mr. Salmon has been a Director of Cole National since June 1997. Mr. Salmon is the Stanley Roth Sr. Professor of Retailing, Emeritus at the Harvard University Graduate School of Business Administration, where he has been a member of the faculty since 1956. Mr. Salmon also served as Senior Associate Dean and Director of External Relations from 1989 to 1994. Mr. Salmon previously served as a director of Cole National's predecessor from 1961 to 1984. He is also a director of Harrah's Entertainment, Inc.; Luby's Cafeterias, Inc.; The Neiman Marcus Group; PetsMart, Inc.; Party City Stores, Inc.; and Stage Stores, Inc.

Your Board of Directors held five meetings during fiscal 2001. Each director attended at least 75% of those meetings and the meetings of any committee of which he is a member.

Board Committees

Your Board of Directors has an Audit Committee, a Corporate Finance and Strategic Issues Committee, a Compensation Committee, a Special Compensation Committee and a Nominating Committee. The members of the Audit Committee are Timothy F. Finley, Irwin N. Gold and Walter J. Salmon; the members of the Corporate Finance and Strategic Issues Committee are Peter V. Handal and Irwin N. Gold; the members of the Compensation Committee are Peter V. Handal and Charles A. Ratner; the members of the Special Compensation Committee are Peter V. Handal and Timothy F. Finley; and the members of the Nominating Committee are Charles A. Ratner and Peter V. Handal.

The Audit Committee held two formal meetings in fiscal 2001. The Audit Committee assists the Board of Directors with the Board's oversight responsibilities regarding accounting for Cole National's financial position and results of operations and Cole National's financial reporting practices and procedures, as well as any other matters as may be delegated to the committee by the Board. A complete description of the Audit Committee's responsibilities is contained in the Audit Committee Charter, which was attached as *Exhibit A* to Cole National's proxy statement for fiscal year 2000. The Audit Committee performs the following functions:

- recommends the firm to be retained as Cole National's outside auditors;

- reviews information provided by management and outside auditors regarding the independence of the auditing firm and ensures that the auditor submits such information on a regular basis;

- reviews and discusses the audit plan with the outside auditor, including the discussions required by Statement on Auditing Standards No. 61 relating to the conduct of the audit;

- reviews audit results and any accompanying management letters;

- reviews annual and quarterly financial statements; and

- reviews Cole National's internal accounting control systems.

The Corporate Finance and Strategic Issues Committee held no formal meetings in fiscal 2001, but did participate in consultations with management. The Corporate Finance and Strategic Issues Committee performs the following functions:

- considers and makes recommendations to the Board of Directors with respect to acquisitions, divestitures, financings, restructurings and investment opportunities;

- considers and makes recommendations to the Board of Directors with respect to Cole National's capital structure and financing relationships; and

- reviews and makes recommendations to the Board of Directors with respect to plans for growth of Cole National and significant strategic alternatives.

The Compensation Committee held one formal meeting during fiscal 2001 and held a number of informal meetings and consultations with management. The Compensation Committee performs the following functions:

- reviews executive compensation;

- fixes compensation of the executive officers and incentive compensation;

- recommends the adoption of, and administers, all benefit plans; and

- grants stock options and other stock based compensation.

The Special Compensation Committee held three formal and several informal meetings in fiscal 2001. The Special Compensation Committee reviews executive compensation in those instances that may involve Section 162(m) of the Internal Revenue Code, which limits the deductibility of executive compensation that exceeds $1 million in certain circumstances.

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The Nominating Committee was formed in June 2001 and held no formal meetings during fiscal 2001. The Nominating Committee reviews nominees for the Board of Directors and recommends individuals to the Board of Directors for nomination. The Nominating Committee will consider nominees recommended by stockholders. The members of the Nominating Committee unanimously recommended the renomination of each current director for election at the annual meeting.

COMPENSATION OF DIRECTORS

Cash Compensation

We pay directors who are not employees of Cole National or any of its subsidiaries an annual fee of $25,000 plus reasonable out-of-pocket expenses. Fees for Mr. Groot's service on the Board of Directors are paid to an affiliate of HAL International N.V. Members of the Audit Committee, the Corporate Finance and Strategic Issues Committee, the Compensation Committee and the Special Compensation Committee receive $1,000 for each day of attendance at a committee meeting that is not held on the same day as a meeting of the Board of Directors. In addition, the chairpersons of the Audit Committee, the Corporate Finance and Strategic Issues Committee and the Compensation Committee receive an additional $5,000, $7,500 and $7,500 per year, respectively. Other members of the Corporate Finance and Strategic Issues Committee receive an additional $2,500 per year.

Stock-Based Compensation

In 1997, our stockholders approved the Nonemployee Director Equity and Deferred Compensation Plan. This plan allows nonemployee directors to receive their annual retainer and other fees in the form of shares of our common stock. The plan also allows nonemployee directors to defer the payment and therefore the recognition as income for federal income tax purposes of all or part of their annual retainer and other fees paid to them as directors. During fiscal 2001, Messrs. Handal, Ratner and Salmon elected to defer a portion of their fees and received credits payable in shares of our common stock as follows: Mr. Handal — 3,325 shares; Mr. Ratner — 2,197 shares; and Mr. Salmon — 818 shares.

Our Nonqualified Stock Option Plan for Nonemployee Directors (the " *Director Plan* ") provides for the granting of stock options for up to an aggregate of 100,000 shares of our common stock to directors who are not employees of Cole National or any of its subsidiaries, or who are not otherwise excluded from participation in the Director Plan. This plan provides for the automatic grant of a nonqualified option to purchase 2,500 shares of common stock to each newly elected or appointed nonemployee director on January 1 of the year immediately following the year in which the director is elected or appointed, and on each January 1 thereafter for as long as the director continues to serve. Nonemployee directors serving at the time of the adoption of the Director Plan became eligible for option grants beginning on January 1, 1997. Options granted under the Director Plan generally vest on the first anniversary of the date of grant of the option, provided that the optionee is still serving as a nonemployee director at that time. The exercise price per share for options granted under the plan is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the last trading date on which such prices are quoted prior to the date of grant. On January 1, 2002, Messrs. Finley, Gold, Handal, Ratner and Salmon each received an automatic grant of options for 2,500 shares, with an exercise price of $16.205. In lieu of a grant of options to Mr. Groot under the Director Plan, on January 1, 2002, an affiliate of HAL International N.V. received a grant of options for 2,500 shares. The exercise price of these options is $16.205, and they are subject to the same vesting schedule and requirements of the Director Plan, based on Mr. Groot's service on the Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding ownership of our common stock as of April 19, 2002, except as otherwise noted, by:

- each of those persons owning of record or known to us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each of our executive officers named in the Summary Compensation Table; and

- all of our directors and executive officers as a group.

The number of shares of common stock outstanding on April 19, 2002 was 16,009,403. Except as noted, all information with respect to beneficial ownership has been furnished by each director or officer or is based on filings with the Securities and Exchange Commission. Unless otherwise indicated below, voting and investment power of shares reported in this table is not shared with others. Beneficial ownership of our common stock has been determined according to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, which provide that a person is deemed to be the beneficial owner of shares of stock if the person, directly or indirectly, has or shares the voting or investment power of that stock, or has the right to acquire ownership of the stock within 60 days.

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Name of Beneficial Owner	Outstanding Shares Beneficially Owned	No. of Immediately Exercisable Options	Total Number of Shares Beneficially Owned	Percent of Class
HAL International N.V. (1) c/o HAL Holding N.V 5 Avenue des Citronniers MC 98000 Monaco	3,196,100	0	3,196,100	20.0%
FMR Corp. (2) 82 Devonshire Street Boston, MA 02109-3614	1,617,050	0	1,617,050	10.1%
Quaker Capital Management (3) Corporation 401 Wood Street Suite 1300 Pittsburgh, PA 15222	1,524,460	0	1,524,460	9.5%
Wellington Management Company, LLP (4) 75 State Street Boston, MA 02109	1,135,300	0	1,135,300	7.1%
T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, MD 21202	969,500	0	969,500	6.1%
Pioneer Global Asset Management S.P.A. (6) Galleria San Carlo 6 20122 Milan, Italy	952,900	0	952,900	6.0%
Rutabaga Capital Management (7) 64 Broad Street, 3rd Floor Boston, MA 02109	921,800	0	921,800	5.8%
Dimensional Fund Advisors Inc. (8) 1299 Ocean Avenue Santa Monica, CA 90401	881,000	0	881,000	5.5%
Jeffrey A. Cole (9)	307,282	341,657	648,939	4.0%
Larry Pollock (10)	791,085	262,500	1,053,585	6.6%
Timothy F. Finley	5,431	20,000	25,431	*
Melchert F. Groot	0	0	0	—
Irwin N. Gold	19,230	20,000	39,230	*
Peter V. Handal (11)	26,456	20,000	46,456	*
Charles A. Ratner (11)	14,798	11,000	25,798	*
Walter J. Salmon (11) (12)	5,685	10,000	15,685	*
Thomas T.S. Kaung	10,735	100,000	110,735	*
Leslie D. Dunn	10,100	53,916	64,016	*
Joseph Gaglioti (12)	2,261	41,416	43,677	*
William P. Lahiff, Jr.	2,526	5,000	7,526	*
All directors and executive officers as a group (12 persons)	1,195,589	885,489	2,081,078	13.0%

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*   Less than one percent

(1) Stock ownership is based on information provided to Cole National from HAL Holding N.V. and HAL International N.V. and a Schedule 13D filed by HAL Holding N.V. on June 15, 2001. All of the shares listed are directly owned by HAL International N.V. HAL Holding N.V. owns all the outstanding shares of HAL International N.V. All decisions regarding voting and disposition of the shares are made by HAL International N.V. through its board of directors and HAL Holding N.V. through its executive board. As a result, HAL Holding N.V. may be deemed to have shared voting and disposition power over the shares that are or may be deemed to be beneficially owned by HAL International N.V., but HAL Holding N.V. disclaims such beneficial ownership. HAL Trust holds all shares of HAL Holding N.V. The trustees of HAL Trust act in accordance with the instructions of the stockholders of HAL Trust. Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. They disclaim beneficial ownership of the shares that are or may be deemed to be beneficially owned by HAL International N.V.

(2) Stock ownership is based on an amended Schedule 13G dated February 14, 2002. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 1,617,050 shares as a result of acting as investment adviser to several investment companies registered under the Investment Company Act of 1940.

The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 1,099,900 shares or 6.9% of Cole National's outstanding common stock. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d, FMR Corp. (through its control of Fidelity Management & Research Company), and the Fidelity Low-Priced Stock Fund each have sole power to dispose of the 1,101,650 shares owned by the Fidelity Low-Priced Stock Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Low-Priced Stock Fund. This power resides with the fund's Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the fund's Board of Trustees.

Fidelity Management Trust Company, 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 is the beneficial owner of 461,400 shares or 2.9% of Cole National's outstanding common stock as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 461,400 shares and sole power to vote or to direct the voting of 461,400 shares of Cole National's common stock owned by the institutional account(s) as reported above.

Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of the shares of FMR Corp.'s Class B common stock, representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman, and Abigail P. Johnson is a director, of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a stockholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 54,000 shares, or 0.3%, of Cole National's outstanding common stock.

(3) Stock ownership is based on an amended Schedule 13G dated February 14, 2002. The report indicates that Quaker Capital Management Corporation has shared voting and dispositive power over 1,070,350 shares and sole voting and dispositive power as to 454,110 shares owned by its clients and held in accounts over which it has discretionary authority. Quaker Capital and/or its principals and employees have sole voting and dispositive power over the 2,510 shares owned by Quaker Capital and/or its principals and employees. Quaker Capital Management Corporation, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,521,950 of the reported shares which are owned by various investment advisory clients of the Quaker Capital in accounts over which Quaker Capital has discretionary authority. Quaker Capital disclaims beneficial ownership of these securities. Additionally, Quaker Capital and/or its principals and employees own 2,510 shares of Cole National common stock.

(4)   Stock ownership is based on an amended Schedule 13G dated February 12, 2002. Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own 1,135,300 shares that are held of record by its clients. It has shared power to vote, or direct the vote, as to 645,300 of these shares, and shared power to dispose or to direct the disposition of all of the reported shares.

(5)   Stock ownership is based on an amended Schedule 13G dated February 5, 2002. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or vote the securities. Price Associates has sole dispositive power over all of the reported shares. T. Rowe Price New Horizons Fund, Inc., a registered investment company sponsored by Price Associates, which also serves as an investment advisor, has sole power to vote or direct the vote of 969,500 of the reported shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims that it is, in fact, the beneficial owner of such securities.

(6)   Stock ownership is based on a Schedule 13D dated December 21, 2001. The report indicates that Pioneer Global Asset Management has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of all of the reported shares.

(7)   Stock ownership is based on a Schedule 13G dated March 7, 2002. The report indicates that Rutabaga Capital Management has the sole power to vote or direct the vote of 780,850 of the reported shares; shared power to vote or direct the vote of 140,950 of the reported shares; and sole power to dispose or direct the disposition of all of the reported shares.

(8)   Stock ownership is based on an amended Schedule 13G dated February 12, 2002. Dimensional Fund Advisors Inc. acts as investment advisor to four investment companies registered under the Investment Company Act of 1940, and as investment manager of certain other commingled group trusts and separate accounts. The report indicates that Dimensional, in its role as investment advisor or manager, has the sole power to vote, or direct the vote, and the sole power to dispose or direct the disposition, of all of the reported shares. Dimensional disclaims beneficial ownership of all of such securities.

(9)   Includes 123,750 shares of restricted stock.

(10)   Includes 262,500 shares of restricted stock. Also includes 133,042 shares deposited with a voting trust of which Mr. Pollock is the trustee. Mr. Pollock sold the economic interest in the shares held by the voting trust but retains sole voting power and sole dispositive power with respect to those shares.

(11)   Includes share equivalents, which have no voting rights, held through the Nonemployee Director Equity and Deferred Compensation Plan: Mr. Handal — 16,838 shares; Mr. Ratner — 10,798 shares; and Mr. Salmon — 4,335 shares.

(12)   Shares owned jointly with spouse.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Executive Compensation

The table below shows the before-tax compensation for the years shown for Cole National's Chief Executive Officer and the four next highest paid executive officers at the end of fiscal 2001, as well as our former Senior Vice President and Controller, who served in that capacity until November 2001.

Summary Compensation Table

| Name and Principal Position | Year* | Annual Compensation | | | Long Term Compensation Awards | | All other Compensation(1) |
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options	
Jeffrey A. Cole –	2001	$725,000	$ 0	—	—	250,000	$221,619
Chairman, Chief Executive	2000	$738,942	$126,875	—	—	50,000	$244,429
Officer (2)	1999	$725,000	$ 0	—	—	—	$246,407
Larry Pollock –	2001	$ 50,000	$125,000	$27,724(4)	—	—	$ 9,417
President and Chief	2000	$ 50,962	$126,875	—	—	—	$ 7,590
Operating Officer (3)	1999	$ 1,731	$ 0	—	$3,478,125(3)	362,500(3)	—
Thomas T.S. Kaung—							
Executive Vice President and							
Chief Financial	2001	$375,000	$ 0	—	—	—	$ 15,695
Officer (5)	2000	$320,192	$ 65,625	—	—	100,000	$ 9,159
Leslie D. Dunn –							
Senior Vice President –							
Business Development,	2001	$273,461	$ 0	—	—	7,500	$ 38,665
General Counsel and	2000	$267,500	$ 46,375	—	—	25,000	$ 36,272
Secretary	1999	$236,308	$ 0	—	—	5,000	$ 32,634
Joseph Gaglioti—	2001	$185,000	$ 0	—	—	—	$ 25,064
Vice President and	2000	$188,558	$ 32,375	—	—	—	$ 23,043
Treasurer	1999	$166,827	$ 0	—	—	—	$ 21,958
William P. Lahiff, Jr.	2001	$179,615	$ 0	—	—	10,000	$ 25,375
Senior Vice President and	2000	$152,885	$ 50,000	—	—	—	$ 104
Controller (6)	1999	$ 9,808	$ 0	—	—	5,000	$ 0

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* Fiscal 2000 included 53 weeks of salary

(1) The amounts listed for fiscal 2001 consist of:

- payments by Cole National pursuant to an agreement between Cole National and an insurance company that provides for reimbursements to the named executive officers in amounts up to $20,000 per year for certain medical expenses for themselves and their families not otherwise covered by Cole National's group medical insurance plan as follows: Mr. Cole ($5,354), Mr. Pollock ($8,273), Mr. Kaung ($5,745), Ms. Dunn ($8,273) and Mr. Gaglioti ($8,273) and Mr. Lahiff ($8,273);

- payments under Cole National's 401(k) Plan to match pre-tax elective deferral contributions as follows: Mr. Cole ($340), Mr. Pollock ($1,006), Ms. Dunn ($340), Mr. Gaglioti ($340) and Mr. Lahiff ($340);

- payments under Cole National's Supplemental Deferred Compensation Plan to match elective deferral contributions as follows: Mr. Cole ($7,563), Mr. Kaung ($4,406) and Mr. Lahiff ($1,420);

- the value of life insurance provided by Cole National for the benefit of the executive officers as follows: Mr. Cole ($11,223), Mr. Pollock ($138), Mr. Kaung ($5,544), Ms. Dunn ($2,552), Mr. Gaglioti ($1,651) and Mr. Lahiff ($542);

- dollar value of the benefit of premiums paid for split-dollar life insurance policies (unrelated to term life insurance coverage) projected on an actuarial basis as follows: Mr. Cole ($124,639); and

- contribution credits in fiscal 2001 provided under Cole National Group's Supplemental Retirement Benefit Plan as follows: Mr. Cole ($72,500), Ms. Dunn ($27,500), Mr. Gaglioti ($14,800) and Mr. Lahiff ($14,800). See "Supplemental Executive Retirement Plans" below.

(2)   Jeffrey A. Cole's employment agreement provides for a three-year term that annually extends on a year-by-year basis until and including the year Mr. Cole reaches age 65, unless notice to the contrary is given. Mr. Cole's annual base salary is to be at least $800,000, and he is entitled to participation in bonus programs and other customary benefits and perquisites. The agreement provides for payments upon involuntary termination of Mr. Cole's employment without cause, self-termination in a window period following a change of control, or after a constructive termination. Mr. Cole is entitled to receive a lump sum payment equal to three times the sum of (a) his salary at the time of termination and (b) his average bonus for the last five fiscal years, plus a prorated bonus for the year of termination. Following the expiration of his agreement, Mr. Cole's benefits will include post retirement coverage for life and medical insurance, medical expense, office, secretarial and consulting services, an automobile and limited use of the corporate aircraft, or in lieu thereof, a lump sum payment. The agreement contains provisions with respect to compensation, bonus and benefits in the event of Mr. Cole's death or disability. In the event that any payments received by Mr. Cole under the agreement or otherwise are subject to an excise tax, he will be entitled to a gross-up payment. Mr. Cole has agreed to provide consulting services until the earlier of 10 years or age 75 upon the expiration of his employment term or his voluntary resignation (other than under circumstances that would have triggered the payments described above). Mr. Cole would be paid consulting fees of $150,000 per year for the first three years; $100,000 per year for the next four years, and $75,000 per year for the last three years.

(3)   Cole National entered into a four-year employment agreement with Larry Pollock when he became President and Chief Operating Officer of Cole National on January 18, 2000 at an annual base salary of $50,000, along with participation in bonus programs and certain of Cole National's benefit programs, as well as other customary perquisites. In connection with his employment, Mr. Pollock received grants of nonqualified options to purchase a total of 362,500 shares of our common stock (262,500 of which options remain outstanding and 100,000 of which options expired after 90 days without having been exercised) and an award of 525,000 shares of restricted common stock. Mr. Pollock has delivered a promissory note to Cole National in the amount of $1,668,685, which equals the income tax imposed on his award of restricted stock. The promissory note matures on January 18, 2004, bears interest at a rate of 3% per annum and is secured by Mr. Pollock's restricted stock. Mr. Pollock was required to purchase for his own account 262,500 shares of our common stock in the open market, which he has purchased, and is permitted to purchase up to an additional 262,500 shares in addition to shares purchased through the exercise of options. In addition, Mr. Pollock has agreed to vote all shares of common stock owned by him according to the recommendations of a majority of the Board of Directors.

Mr. Pollock's 262,500 options are fully vested and are exercisable at a price of $10.00 per share. Of Mr. Pollock's shares of restricted stock, 262,500 are now vested. Half of the balance will vest on January 18, 2003 and the remainder on January 18, 2004. Early vesting of the restricted shares will occur in the case of certain events, including after a change of control of Cole National or following certain terminations of his employment with Cole National. In addition, all unvested restricted shares will become vested if, for any period of 20 consecutive trading days, the closing price of Cole National's common stock on the New York Stock Exchange equals or exceeds $25.00 and Mr. Pollock remains employed with Cole National. Mr. Pollock has the right to vote the restricted shares, and would be entitled to dividends on those shares were any to be paid.

The table reflects the dollar value of the award of shares of restricted stock described above, calculated by multiplying the number of shares granted by $6.625, the closing price of the common stock on the New York Stock Exchange on January 18, 2000, the date of award.

Mr. Pollock's agreement provides for payments upon a termination of his employment without cause or after a constructive termination occurring before a change of control during the first two years of his agreement. If such a termination occurs before the second anniversary of the agreement, 25% of the amount outstanding under his promissory note would be forgiven.

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(4) Includes car allowance of $11,100, the value of personal air travel of $16,376 and the dollar value of the benefit of premiums paid for a long-term disability insurance policy of $248. These perquisites are consistent with company programs provided to other named executive officers but, because Mr. Pollock's salary is minimal, their value exceeds the minimum SEC reporting standard of 10% of Mr. Pollock's annual salary and bonus.

(5) Thomas T.S. Kaung served as a consultant from October 18, 1999 to March 23, 2000. On March 23, 2000, Mr. Kaung became Executive Vice President and Chief Financial Officer of Cole National and entered into an employment agreement with a term ending on February 1, 2003 and providing for an annual base salary of $375,000 and participation in bonus programs and other customary benefits and perquisites.

In connection with his employment, Mr. Kaung was awarded two grants of 50,000 nonqualified stock options, all of which are vested. The options had a two-year vesting period, with half of each grant vesting on March 23, 2001 and the remainder vesting on March 23, 2002. The exercise price for one grant of 50,000 options is $6.50 per share, the closing price of Cole National's common stock on March 23, 2000, the date of grant. The exercise price of the second grant of 50,000 options was fixed at $10.00 per share. As a condition to his employment agreement, Mr. Kaung entered into a termination/noncompete letter agreement with Cole National. This letter agreement also provides for the continuation of Mr. Kaung's base salary upon involuntary termination of his employment without cause, self-termination in a window period following a change of control or after a constructive termination.

(6) Mr. Lahiff, age 48, served as Senior Vice President and Controller from March 2001 to November 7, 2001, and Assistant Secretary and Assistant Treasurer since January 2000. He was also Vice President and Controller from January 2000 to March 2001. Prior to joining Cole National, he was a Management Consultant with RHI Management Resources from August 1998 to December 1999 and a Consulting Manager with LakeWest Group, Ltd. from June 1997 to August 1998. Mr. Lahiff was previously employed by Cole National from 1987 to 1997, serving most recently as Vice President, Systems and Administration for Things Remembered, Inc. from January 1995 to February 1997. On November 7, 2001, Mr. Lahiff became Senior Vice President of Cole Vision Corporation and General Manager of Target Optical.

COMPENSATION PURSUANT TO EMPLOYEE BENEFIT PLANS

Retirement Plan

The Cole National Group Retirement Plan (the " *Retirement Plan*") generally provides non-contributory benefits integrated with Social Security benefits, based upon an employee's years of credited service and highest average annual base salary for any five consecutive years in the last ten years of service. Compensation covered by the Retirement Plan consists only of an employee's base salary, and does not include bonuses or any other form of compensation. Effective as of March 31, 2002, the Retirement Plan was amended to completely freeze benefits under the Retirement Plan for each participant who is not a Grandfathered Participant. This means that for each participant in the Retirement Plan who is not a Grandfathered Participant, years of credited service and compensation are frozen as of March 31, 2002. In addition, effective as of March 31, 2002, the Retirement Plan was amended to partially freeze benefits under the Retirement Plan for each participant who is a Grandfathered Participant. This means that for each participant in the Retirement Plan who is a Grandfathered Participant, compensation is frozen as of March 31, 2002. A Grandfathered Participant is any participant in the Retirement Plan who had attained age 50 and completed at least 10 years of credited service under the Retirement Plan on December 31, 2001. Of the named executive officers, Jeffrey A. Cole, Joseph Gaglioti and Thomas T.S. Kaung are Grandfathered Participants.

Under the Internal Revenue Code, the maximum retirement benefit payable under the Retirement Plan and the maximum amount of annual compensation that can be taken into consideration in the calculation of pension benefits under the Retirement Plan are limited. At retirement, based on years of credited service and current salary levels, it is estimated that the retirement benefits payable to Jeffrey A. Cole, Thomas T.S. Kaung and Leslie D. Dunn will be reduced because of those limits.

Credited service under the Retirement Plan for each of the individuals named in the Summary Compensation Table is as follows: Jeffrey A. Cole — 23 years; Leslie D. Dunn — 3 years; Joseph Gaglioti — 20 years; Larry Pollock — 1 year; Thomas T.S. Kaung — 14 years; and William P. Lahiff — 15 years.

Participants in the Retirement Plan may elect payment of retirement benefits under several different formulae. The following table shows the estimated annual retirement benefits which will be payable to participating employees under the Retirement Plan's normal retirement formula upon retirement at age 65 after selected periods of service. The benefits as presented below do not take into account any reduction for joint and survivor payments.

Pension Plan Table
Years of Service(1)

Remuneration	10	15	20	25	30
$100,000	$ 7,511	$11,267	$ 15,023	$ 18,778	$ 22,534
125,000	9,761	14,642	19,523	24,403	29,284
150,000	12,011	18,017	24,023	30,028	36,034
175,000(2)	14,261	21,392	28,523	35,653	42,784
200,000(2)	16,511	24,767	33,023	41,278	49,534
225,000(2)	18,761	28,142	37,523	46,903	56,284
250,000(2)	21,011	31,517	42,023	52,528	63,034
300,000(2)	25,511	38,267	51,023	63,778	76,534
350,000(2)	30,011	45,017	60,023	75,028	90,034
400,000(2)	34,511	51,767	69,023	86,278	103,534
500,000(2)	43,511	65,267	87,023	108,778	130,534
600,000(2)	52,511	78,767	105,023	131,278	157,534
700,000(2)	61,511	92,267	123,023	153,778	184,534
725,000(2)	63,761	95,642	127,523	159,403	191,284

---

(1)   Based on retirement in 2002.

(2)   The Internal Revenue Code places certain limitations on the amount of compensation that may be taken into account in calculating pension benefits and on the amount of pensions that may be paid under federal income tax qualified plans. For benefits accruing in plan years beginning after December 31, 2001, no more than $200,000 (indexed for inflation) in annual compensation can be taken into account. Effective March 31, 2002, compensation under the Retirement Plan is frozen at a maximum of $200,000. Under the Pension Plan SERP (as defined below under the caption "Supplemental Executive Retirement Plans"), participating executives will receive the amounts to which they otherwise would have been entitled under the Retirement Plan, subject to the freeze, without regard to Internal Revenue Code limitations, provided that they have five years of service with Cole National.

Supplemental Executive Retirement Plans

We have several supplemental executive retirement plans (the " *SERPs*") that provide for payment of benefits in addition to the benefits under the Retirement Plan to the participating executives, which includes officers named in the Summary Compensation Table.

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The Cole National Group, Inc. Supplemental Pension Plan (the **"Pension Plan SERP"**) is an excess benefit plan that replaces benefits that would otherwise have been payable under the Retirement Plan but that are limited due to Internal Revenue Code limitations. Participants in the Pension Plan SERP will vest in the excess benefits after five years of service (with credit for past service). Benefits under the Pension Plan SERP will be payable on the same basis as the Retirement Plan benefits or, for participants in the 1999 SERP, on the same basis as a participant's 1999 SERP benefits.

The Cole National Group, Inc. Supplemental Retirement Benefit Plan (the **"Benefit Plan SERP"**) is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary and an earnings assumption to be determined on an annual basis. Participants in the Benefit Plan SERP will be fully vested in the defined contribution benefits after ten years of service. Benefits under the Benefit Plan SERP will generally be payable upon retirement (age 55 and older) in ten annual installments or, upon approval by Cole National, in another form elected by the participant prior to retirement. The following named individuals received contribution credits in 2001 under the Benefit Plan SERP, which amounts are included in "All Other Compensation" in the Summary Compensation Table: Mr. Cole — $72,500; Ms. Dunn —$27,500; Mr. Lahiff — $14,800; and Mr. Gaglioti — $14,800.

The Cole National Group, Inc. 1999 Supplemental Retirement Benefit Plan (the **"1999 SERP"**) is a defined benefit plan designed to provide additional retirement benefits for certain members of management and highly compensated employees. Benefits under the 1999 SERP will generally be payable on the same basis as the Retirement Plan benefits, or, at the election of a participant, in installments or in a lump sum. Mr. Cole and Ms. Dunn are currently the only participants in the 1999 SERP and are each fully vested. Assuming retirement at age 65, Mr. Cole's total annual retirement benefits under the 1999 SERP and the Retirement Plan will not be less than $474,000. Effective January 25, 2002, Mr. Cole waived participation in and his accrued benefits under the Pension Plan SERP and the Benefit Plan SERP to preclude duplication of benefits under the 1999 SERP. Ms. Dunn's total annual retirement benefits under the 1999 SERP, the Retirement Plan, the Pension Plan SERP and the Benefit Plan SERP, assuming retirement at age 65, will equal 40% of twelve times her average monthly compensation. The level of benefits will be reduced if Mr. Cole or Ms. Dunn retires before age 65. The benefits under the 1999 SERP are payable to Mr. Cole's and Ms. Dunn's respective beneficiaries in the event of his or her death prior to complete payment of benefits.

Stock Option Plans

Stock option grants are awarded under several plans. The following table contains information concerning options granted to those executive officers listed in the Summary Compensation Table who received grants during fiscal 2001.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#) (1)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realisable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
					5%	10%
Jeffrey A. Cole	250,000	43.6	15.15	1/25/2012	2,381,938	6,036,300
Leslie D. Dunn	7,500	1.3	9.25	3/29/2011	43,630	110,566
William P. Lahiff	10,000	1.7	9.25	3/29/2011	58,173	147,421

(1) These stock options provide for periodic vesting in equal annual installments over four to five years with early vesting of all or a portion of the unvested options in the case of certain events, such as after a change of control of Cole National or following certain terminations of employment with Cole National. Some of the options described in the table also provides for the re-grant of an additional option, with the same expiration date but at the then-current market price of the common stock, for each share of common stock that is surrendered to Cole National in payment of withholding taxes and the exercise price if the option is exercised by the surrender of qualifying shares of common stock.

(2) The value, if any, the optionee may realize upon the exercise of a stock option depends on the excess of the then current market value per share over the exercise price per share. There is no assurance that the values to be realized upon exercise of the stock options listed above will be at or near the amounts shown.

The following table contains information concerning options exercised during fiscal 2001 and unexercised stock options held as of February 2, 2002.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Acquired on Exercise (#)	Number of Securities Underlying Unexercised Options at February 2, 2002 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at February 2, 2002 ($)(1) Exercisable/Unexercisable
Jeffrey A. Cole	—	329,157/537,500	1,204,999/301,875
Larry Pollock	—	262,500/0	1,194,375/0
Thomas T.S. Kaung	—	50,000/50,000	315,000/315,000
Leslie D. Dunn	—	43,708/32,292	89,237/196,076
Joseph Gaglioti	—	41,416/3,750	90,932/0
William P. Lahiff	—	2,500/12,500	23,875/76,875

(1) Based on the closing price of $14.55 per share of Cole National's common stock on the New York Stock Exchange on February 1, 2002, the last trading day of fiscal 2001.

Some of the older option agreements permit an optionee to exercise options by borrowing funds from Cole National, subject to certain restrictions and, in some instances, to preapproval at the time of exercise by the Compensation Committee of the Board of Directors. The principal on such loans is payable five years after the date of exercise, with interest payable annually at a rate fixed on the date of exercise. The interest rate is based on a formula tied to federal borrowing rates. Each loan is made on a recourse basis and is secured by the option shares acquired from the proceeds of such loan. Mr. Cole elected to exercise options in 1993 by borrowing from Cole National the full amount of the exercise price of those options. The maturity date of Mr. Cole's loan was extended beyond the original five year term. Mr. Cole's loan will mature January 18, 2004, unless further extended. As of the date of this proxy statement, the amount (excluding accrued interest) owed by Mr. Cole with respect to his loan is $666,666, which bears interest at a rate of 6.01% per year.

Life Insurance Plans

Our Executive Life Insurance Plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to the named executive officers includes (1) basic term life insurance coverage equal to twice the individual's base salary, (2) an opportunity for the individual to purchase, at group rates based upon age, an additional amount of insurance equal to one or two times such individual's base salary and (3) purchase by Cole National of an additional amount of coverage equal to 50% of the amount purchased by the individual under item (2). The maximum level of coverage per individual is $1,500,000.

In 1999, Cole National purchased a $4,000,000 split-dollar life insurance policy for Mr. Cole. The premiums are to be reimbursed to Cole National upon Mr. Cole's death or his surrender of the policy. Cole National also has the option to be reimbursed for the premiums at any time on or after June 2, 2016, if the policy at such time has sufficient assets to maintain coverage. The split-dollar agreement provides for funding of premiums through a trust in the event of a threatened change of control of Cole National or if Mr. Cole's employment is terminated without cause. Cole National has agreed to pay taxes, if any, owed by Mr. Cole as the result of the funding of the trust.

Management Incentive Bonus Program

Each fiscal year, the Compensation Committee establishes performance goals for the Management Incentive Bonus Program (the "*Incentive Program*"). The Incentive Program was first approved by our stockholders in 1996. Our stockholders reauthorized the Incentive Program at our annual meeting for fiscal year 2000, which allowed the program to continue to be qualified for exclusion from the tax deduction limitations of Section 162(m) of the Internal Revenue Code, and approved certain amendments. The performance goals for the amended Incentive Program include: operating profits (including cash flow, EBIT or EBITDA); net profits; earnings per share; profit return ratios and margins; revenues; stockholder return and/or value; stock price or working capital; or any combination of those factors. The performance goals may reflect absolute performance, a relative comparison of entity performance to the performance of a peer group, growth or a selected external measure of the selected performance goal. Profits, earnings and revenues used for any performance goal measurement may exclude, among other items, gains or losses on operating asset sales or dispositions, asset write-downs, litigation or claim disputes or settlements, certain accruals and the effect of changes in tax laws or accounting principles. If performance fails to achieve the performance goals established by the

Compensation Committee, no awards under the Incentive Program will be made. None of the named executive officers received a bonus in fiscal 2001 under the Incentive Program.

401(k) Plan

On March 1, 2002, we merged our 401(k) plans into a single Cole National Corporation 401(k) Plan. Eligible employees may contribute up to 17% of their compensation to the plan, although highly compensated employees, including all executive officers of Cole National, were limited to a maximum of 2% of their compensation. There is a 10% mandatory matching of employee contributions by Cole National, plus a discretionary match determined annually by the Board of Directors. For fiscal 2001, no discretionary match was made, and the mandatory match was approximately $640,000, net of forfeitures.

Deferred Compensation Plan

The Cole National Group, Inc. Deferred Compensation Plan for Executives and Other Senior Management (the *"Deferred Compensation Plan"*), which went into effect on February 1, 1999, generally allows deferral of income without regard to limitations imposed on Cole National's 401(k) savings plan. We make a contribution of our common stock equal to 10% of the participant's deferrals. For fiscal 2001, the mandatory match was approximately $60,000, net of forfeitures. Participants in the Deferred Compensation Plan will be fully vested in the defined contribution benefits after four years of service (with credit for past service). Benefits under the Deferred Compensation Plan will generally be payable upon retirement or voluntary termination in a single lump sum or in installment payments, at the election of the participant prior to retirement.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (Amended and Restated June 14, 2001) (the *"1999 Plan"*) provides eligible employees with the opportunity to purchase up to an aggregate of 700,000 shares of common stock pursuant to a payroll deduction program. The 1999 Plan provides for offering periods of six months, unless the Compensation Committee of the Board of Directors otherwise determines, during which contributions may be made to purchase shares of common stock. At the end of each offering period, shares of common stock are purchased automatically at a price equal to the lesser of 85% of the market price of the shares at the beginning of the offering period, or 85% of the market value of the shares on the last day of the offering period. Approximately 379,874 shares of common stock have been issued under the 1999 Plan through the end of fiscal 2001. The 1999 Plan and the right of eligible employees to make purchases thereunder are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. The 1999 Plan will continue in effect until all shares of common stock available for issuance under the plan have been issued, unless terminated earlier in the discretion of the Board of Directors or upon the occurrence of certain types of corporate transactions. The 1999 Plan was originally approved by our stockholders at the 1999 annual meeting, and an amendment to the 1999 Plan to increase the number of shares available under the plan to an aggregate of 700,000 shares was approved by our stockholders at the fiscal year 2000 annual meeting.

AUDIT COMMITTEE REPORT

Neither this report, the Compensation Committee Report nor the Stock Price Performance Graph below shall be deemed to be incorporated by reference by any general statement incorporating this proxy statement by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Cole National specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Board of Directors has adopted a written Audit Committee Charter, a copy of which was attached as *Exhibit A* to Cole National's proxy statement for fiscal year 2000. No changes were made in 2001, however, the Audit Committee is in the process of reviewing the charter to determine if any changes will be necessary in 2002. All members of the Audit Committee are independent as defined in Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Audit Committee reviewed and discussed the plans for, and scope of, the audit before it was performed by Arthur Andersen LLP. The Committee has reviewed and discussed with Arthur Andersen LLP and the management of Cole National the audited financial statements of Cole National contained in the Annual Report to stockholders for the year ended February 2, 2002. In addition, the Committee discussed with Arthur Andersen LLP the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, *Communication with Audit Committees*).

The Audit Committee has received and reviewed the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1 (titled "Independence Discussions with Audit Committees"), and has discussed with Arthur Andersen LLP their independence. The Committee has also considered whether the provision of information technology services and other non-audit services to Cole National by Arthur Andersen LLP is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended February 2, 2002, filed with the Securities and Exchange Commission.

> Timothy F. Finley, Chairman
> Irwin N. Gold
> Walter J. Salmon

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report has been submitted by the Compensation Committee and Special Compensation Committee of the Board of Directors.

General Compensation Policies

Our general compensation policies divide executive compensation into four main components: base salary, management bonus plans, long-term stock-based compensation and benefit plans. Our multi-faceted compensation program is designed to attract and retain successful executives in the face of a highly competitive employment situation among retailers, while linking a significant portion of the executive's compensation to Cole National's short-term and long-term performance.

- We believe that base salaries should provide a floor for executive compensation that is necessary to retain executives. We also believe that at least 50% of the executive's potential annual compensation should come from a combination of short-term and long-term awards tied to Cole National's performance. In fixing base salaries, we generally rely on executive compensation consultants or formal or informal surveys of compensation paid to executives of other corporations, including other retailers. Base salary is fixed to be appropriate for the particular position at Cole National and does not fluctuate on the basis of Cole National's performance.

- We believe that by making a significant portion of annual compensation contingent on Cole National's performance, our executives will be motivated to achieve annual improvements in operating results. We believe that the potential for achieving a large bonus will provide additional motivation for enhanced performance and will serve as a retention incentive for senior managers in a highly competitive employment market.

- We believe that stock ownership and stock-based compensation are valuable tools for motivating employees to improve the overall long-term performance of Cole National and for tying a significant amount of the executive's potential income to enhanced stockholder values. Our stock-based performance plans reflect this philosophy.

- We believe that stock ownership and stock-based compensation are important vehicles in aligning the interests of management with the interest of stockholders. We encourage our managers to own shares of Cole National stock. Our Board of Directors has adopted guidelines for our executives, including vice presidents and up —approximately 47 people— that establish stock ownership goals of shares worth 5x base compensation for our Chief Executive Officer and Chief Operating Officer, 3x base compensation for our other senior executives and 1x base compensation at the vice president level. We anticipate that senior executives will meet these guidelines, at least in part, by exercising stock options and retaining the shares so acquired. Unexercised options will not count toward meeting the guideline amounts. Achievement of these guideline amounts by each individual within a 5 to 7 year period will be an important criteria used by the Board of Directors in determining the individual's eligibility for the granting of additional stock options.

Actions in 2001:

Base Salary of Mr. Cole. The base salary of Mr. Cole for 2001 did not change from the prior year. In the fall of 2001, his compensation was reviewed by the Special Compensation Committee with the assistance of compensation consultant Frederick W. Cook & Co., Inc. and his base salary was increased to $800,000 effective April 1, 2002.

Compensation of Mr. Pollock. Mr. Pollock became President and Chief Operating Officer of Cole National on January 18, 2000. Mr. Pollock's employment and compensation agreements were the result of arms length negotiations. His compensation package is designed to provide a salary level that would be significantly lower than normal for a person holding a similar position at the time Mr. Pollock's employment commenced, while providing him with significant performance incentives through equity ownership and bonus opportunities.

Base Salaries of Other Executive Officers. During 2001, the base salaries of all our executive officers, other than Messrs. Cole and Pollock, were determined by Mr. Cole and Mr. Pollock, and approved by the Board of Directors following review and a report by the Compensation Committee. Factors that they considered in fixing base salaries included the prior year's base compensation, the officer's performance as measured by our traditional annual review process (which focuses on the executive's leadership, experience, skills and overall job performance) and their analysis of the officer's contribution to Cole National.

Annual Bonus Plans. Our Management Incentive Bonus Program provides senior executives, including each of our named executive officers, the opportunity to earn bonus compensation of 100% or more of their base salaries upon achievement of performance goals. Bonuses are awarded by the Compensation Committee upon the recommendation of our Chief Executive Officer. In 2001, the performance goals were based on improvements in operating income. None of the officers named in the Summary Compensation Table received a bonus under the Management Incentive Bonus Program for fiscal 2001. Mr. Pollock received discretionary bonuses of $125,000 in 2001 in recognition of his accomplishments during his first two years with Cole National. Bonuses for fiscal 2001 performance were paid to personnel in certain operating divisions under the bonus programs of those divisions. In connection with the review of Mr. Cole's compensation concluded in January 2002, the Special Compensation Committee approved a change in the bonus plan for Mr. Cole and Mr. Pollock that will enable them to have the potential for bonuses of 150% of Mr. Cole's base salary in 2002.

Long-Term Stock-Based Compensation. We currently have in place six stock-based compensation plans for employees. Our stock-based compensation awards to senior management have consisted of (1) nonqualified options with an exercise price not less than the fair market value of a share of common stock at the date of grant and (2) restricted shares. The number of options granted to Mr. Cole in 2001 was determined by the Special Compensation Committee and was concurred in by the Board of Directors. The number of options granted to other executive officers was determined by Mr. Cole and Mr. Pollock and approved by the Compensation Committee. We believe the stock-based nature of the awards, and the risk of forfeiture if the recipient leaves Cole National, encourages executive officers' continued efforts

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to enhance our business and growth, while better aligning their compensation with the interests of long-term stockholders.

To encourage early exercise of vested options to meet our stock ownership guidelines, our stock option awards made to senior executives in 2001 include provisions for the granting of new options if the optionee exercises the optionee's original option using already owned shares (i.e. a stock-for-stock exercise). The new options will be for the number of already owned shares used to exercise the original option at an exercise price equal to fair market value at exercise, and for the remainder of the original option term. Shares withheld for satisfaction of tax obligations will be treated similarly. We believe that encouraging the early exercise of options, coupled with our stock ownership guidelines that encourage retention of stock ownership, will increase the alignment between our executives and our stockholders.

Benefit Plans. We maintain a variety of benefit plans designed to provide an attractive package to our executive officers. We periodically re-evaluate the nature and extent of the benefit plans in light of the plans available to executives at competitors in the retail industry.

1993 Tax Act. The Board of Directors' general philosophy is to "qualify" future annual and long-term incentive plans for tax deductibility wherever appropriate, recognizing that, under certain circumstances, the limit imposed by Section 162(m) of the Internal Revenue Code may be exceeded. Under Section 162(m), Cole National is prohibited from deducting compensation in excess of $1 million per year paid to any of the named executive officers. Qualified performance based compensation (such as certain stock option or bonus awards) can be excluded from this deduction limitation if certain requirements are met. Cole National has recognized non-deductible compensation expense as a result of restricted stock awards to Mr. Pollock in 2000 and to Mr. Cole in 1998 to the extent that the value of those individual awards, together with the base salary and certain other perquisites (but not stock options or incentive bonuses), exceeded $1 million in the year that the restricted shares were granted. Cole National will recognize non-deductible compensation expense for these awards as compensation expense is recognized in future years.

COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION

CERTAIN TRANSACTIONS

Deliberations concerning compensation for fiscal 2001 generally involved the Compensation Committee, the Special Compensation Committee and the full Board of Directors, including Jeffrey A. Cole and Larry Pollock, employees of Cole National.

In June 2001, HAL International N.V. filed a Schedule 13D disclosing it held more than five percent of Cole National's common stock. HAL International N.V. is owned by HAL Holding N.V. Entities affiliated with HAL Holding N.V. own a majority of the outstanding equity interest of Pearle Europe B.V., in which Cole National holds an equity ownership interest of approximately 21%. Cole National and an affiliate of HAL Holding N.V. are parties to a stockholders agreement regarding their interests in Pearle Europe B.V., and each has loaned money to Pearle Europe B.V.

On November 22, 1999, Cole National entered into an agreement with HAL International N.V. (" *HAL*") to permit HAL to increase its ownership of shares of common stock of Cole National to an aggregate of 25% of the then-outstanding common shares. HAL is permitted to acquire the additional shares of common stock through open market purchases. As a condition to Cole National's granting of such permission, HAL has agreed to a five year standstill on certain activities, including voting and other restrictions. Under the agreement, HAL is entitled to nominate a director to the Board of Directors of Cole National if it purchases shares that give it an aggregate of at least 20% of Cole National's outstanding common stock. On June 12, 2001, HAL became the beneficial owner of 20.3% of Cole National's outstanding common stock. Effective on June 19, 2001, the Board of Directors increased the size of Cole National's Board to eight and elected HAL's nominee, Melchert F. Groot, as a director. Under the agreement, Cole National is obligated to use its best efforts to cause the directors to solicit proxies for, and recommend that the stockholders vote in favor of, HAL's nominee. HAL was granted certain demand registration rights for its shares of common stock, which became restricted securities under United States securities laws as a result of the agreement.

Mr. Ratner is the President, Chief Operating Officer and a director of Forest City Enterprises, Inc. (" *Forest City*"), a developer and manager of commercial real estate. Cole National's subsidiaries currently operate 15 stores under leases with Forest City or its affiliates. Under such leases, which are generally for multiple year periods of differing duration, Cole National's subsidiaries paid aggregate rent of approximately $638,664 and other customary charges during fiscal 2001. We believe that the terms of these leases are equivalent to those that could have been obtained pursuant to arm's length transactions with unaffiliated parties.

Walter J. Salmon is currently retained as a consultant to Cole National and receives compensation of $25,000 per year for such services. In addition, under a deferred compensation agreement entered into in 1979, Mr. Salmon is entitled to receive annual payments of $5,500 for the period that commenced in 1996 and will end in 2004.

22

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10 % of our common stock to file reports of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. The Securities and Exchange Commission requires this group to furnish us with copies of all such filings. We periodically remind this group of its reporting obligation and assist in making the required disclosure once we are notified that a reportable event has occurred. We are required to disclose in this proxy statement any failure by any of the above mentioned persons to make timely Section 16 reports.

Based upon its review of such forms received by Cole National and written representations from our directors and executive officers that no other reports were required, Cole National is unaware of any instances of noncompliance, or late compliance, with such filings during fiscal 2001 by our directors, executive officers or 10 % stockholders.

STOCK PRICE PERFORMANCE

The graph below compares our cumulative total stockholder return on a $100 investment in Cole National common stock at the close of the market on January 31, 1997 (the last trading day of fiscal 1996) against returns of the S&P 500 Stock Index and the S&P Specialty Stores Index. Cole National previously compared our total stockholder return to the S&P Retail Stores Composite Index. However, because this index was discontinued in 2001, we have selected the S&P Specialty Stores Index as a replacement.

23



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG COLE NATIONAL CORPORATION, THE S & P 500 INDEX
AND THE S & P SPECIALTY STORES INDEX

*$100 Invested on 1/31/97 in stock or index-including reinvestment of dividends.

Copyright © 2002, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

| | Cumulative Total Return | | | | | |
	1/97	1/98	1/99	1/00	1/01	1/02
COLE NATIONAL	100.00	116.23	58.33	22.68	31.04	51.25
S&P 500 STOCK INDEX	100.00	126.91	168.14	185.54	183.87	154.18
S&P SPECIALTY STORES INDEX	100.00	106.76	88.56	60.24	68.31	85.67

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Arthur Andersen LLP was engaged as the independent certified public accountants to audit the books and accounts for Cole National and its subsidiaries for the 2001 fiscal year. A representative of Arthur Andersen LLP is expected to attend the annual meeting, will have the opportunity to make a statement if he or she so desires and will be available to answer appropriate questions.

In light of recent developments regarding Arthur Andersen LLP, Cole National is continuing to consider its options regarding the engagement of an independent certified public accountant for the 2002 fiscal year.

The following fees were billed to Cole National by Arthur Andersen LLP for services rendered in fiscal year 2001:

(a) *Audit Fees*

Arthur Andersen LLP has billed Cole National $625,000, in the aggregate, for professional services rendered by Arthur Andersen LLP for the audit of Cole National's annual financial statements for the fiscal year ended February 2, 2002 and the reviews of the interim financial statements included in Cole National's Forms 10-Q filed during the fiscal year ended February 2, 2002.

(b) *Audit Related Fees*

Arthur Andersen LLP has billed Cole National $155,500, in the aggregate, for audit-related services rendered by Arthur Andersen LLP, consisting of fees for audit related services in connection with employee welfare and benefit plans audits and registration statements.

(c) *Financial Information Design and Implementation Fees*

Arthur Andersen LLP did not bill Cole National for any professional services described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X rendered by Arthur Andersen LLP during the fiscal year ended February 2, 2002.

(d) *All Other Fees*

Arthur Andersen LLP has billed Cole National $620,000, in the aggregate, for services rendered by Arthur Andersen LLP for all services (other than those covered above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees") during the fiscal year ended February 2, 2002.

(e) *Leased Employees*

Arthur Andersen LLP has informed Cole National that none of the hours expended on Arthur Andersen LLP's engagement to audit Cole National's financial statements for the fiscal year ended February 2, 2002 were attributed to work performed by persons other than full-time, permanent employees of Arthur Andersen LLP.

SUBMISSION OF STOCKHOLDER PROPOSALS

To be eligible for inclusion in the proxy statement and form of proxy for our next annual meeting, your proposals must be received at our executive offices on or before January 6, 2003. Under our By-Laws, no stockholder proposal or nomination for director may be submitted less than 60 days prior to a stockholder meeting for consideration at an annual meeting. If public notice of the date of the annual meeting is not given at least 75 days prior to the annual meeting, submissions must be delivered to Cole National no later than 10 days following the public announcement of the meeting date. Proposals should be submitted by certified mail, return receipt requested, addressed to Cole National at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124, Attention: Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters which are likely to be brought before the meeting, but if other matters do properly come before the meeting of which we did not have notice of prior to March 26, 2002, or that applicable laws otherwise permit proxies to vote on a discretionary basis, it is intended that the person authorized under solicited proxies will vote or act thereon in accordance with their own judgment.

> Leslie D. Dunn
> Secretary

Mayfield Heights, Ohio

May 3, 2002

It is important that the proxies be returned promptly. If you do not plan to attend the meeting, we urge you to fill out, date and mail the enclosed form of proxy in the enclosed envelope, which requires no postage if mailed in the United States.

COLE NATIONAL CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jeffrey A. Cole, Larry Pollock and Leslie D. Dunn, and each of them, with full power of substitution, and hereby authorizes them to represent the undersigned and to vote all of the shares of Common Stock in COLE NATIONAL CORPORATION (the "Company") held of record by the undersigned on April 19, 2002, at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 13, 2002, and any adjournment(s) thereof as follows and in accordance with their judgment upon any other matter properly presented:

THE ELECTION OF EIGHT DIRECTORS.

The Board of Directors recommends a vote FOR all nominees listed below.

☐   FOR all nominees listed below   ☐   WITHHOLD AUTHORITY
(except as marked to the contrary below)   to vote for all nominees listed below

Jeffrey A. Cole, Timothy F. Finley, Irwin N. Gold, Melchert F. Groot, Peter V. Handal, Larry Pollock, Charles A. Ratner and Walter J. Salmon

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

_____

(Continued and to be signed on reverse side)

(Continued from other side)

This proxy, when properly executed, will be voted as directed by the undersigned stockholder or, if no direction is indicated, will be voted "FOR" the election of each director nominee.

Date: _____ , 2002

_____
Signature

_____
Signature (if held jointly)

IMPORTANT: Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

COLE NATIONAL CORPORATION

CONFIDENTIAL VOTING INSTRUCTIONS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby directs Computershare, as service provider of the 1999 Employee Stock Purchase Plan (the "Plan") to vote all of the shares of Common Stock in COLE NATIONAL CORPORATION (the "Company") held beneficially by the undersigned pursuant to the Plan on April 19, 2002, at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 13, 2002, and any adjournment(s) thereof as follows and in accordance with its judgment upon any other matter properly presented:

THE ELECTION OF EIGHT DIRECTORS.

The Board of Directors recommends a vote FOR all nominees listed below.

☐   FOR all nominees listed below   ☐   WITHHOLD AUTHORITY
        (except as marked to the contrary below)   to vote for all nominees listed below

Jeffrey A. Cole, Timothy F. Finley, Irwin N. Gold, Melchert F. Groot, Peter V. Handal, Larry Pollock, Charles A. Ratner and Walter J. Salmon

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

(Continued and to be signed on reverse side)

(Continued from other side)

The shares represented by this card, when properly executed, will be voted as directed or, if no direction is indicated, will be voted "FOR" the election of each director nominee.

Date: _____ , 2002

_____

Signature

_____

Signature (if held jointly)

IMPORTANT: Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

COLE NATIONAL CORPORATION

CONFIDENTIAL VOTING INSTRUCTIONS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby directs Cigna Bank and Trust Company, FSB, as trustee of the 401(k) Plan (the "Plan") to vote all of the shares of Common Stock in COLE NATIONAL CORPORATION (the "Company") held beneficially by the undersigned pursuant to the Plan on April 19, 2002, at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 13, 2002, and any adjournment (s) thereof as follows and in accordance with its judgment upon any other matter properly presented:

THE ELECTION OF EIGHT DIRECTORS.

The Board of Directors recommends a vote FOR all nominees listed below.

☐   FOR all nominees listed below   ☐   WITHHOLD AUTHORITY
        (except as marked to the contrary below)   to vote for all nominees listed below

Jeffrey A. Cole, Timothy F. Finley, Irwin N. Gold, Melchert F. Groot, Peter V. Handal, Larry Pollock, Charles A. Ratner and Walter J. Salmon

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

_____

(Continued and to be signed on reverse side)

(Continued from other side)

The shares represented by this card, when properly executed, will be voted as directed or, if no direction is indicated, will be voted "FOR" the election of each director nominee.

Date: _____ , 2002

_____

Signature

_____

Signature (if held jointly)

IMPORTANT: Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.